SECU 06008129 IMMISSION

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SEC FILE NUMBER
8- 52781

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Gramercy Financial Services LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

20 Dayton Avenue
(No. and Street)

Greenwich	Connecticut	06830
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael E. Stupay — 212-509-7800
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PriceWaterhouseCoopers LLP
(Name - if *individual, state last, first, middle name*)

300 Madison Avenue	New York	New York	10017
(Address)	(city)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.174-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Howard Spindel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Gramercy Financial Services LLC, as of December 31 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Financial and Operations Principal
Title

Notary Public

CARL GOODMAN
Notary Public, State of New York
No. 01G09821038
Qualified in Rockland County
Commission Expires March 30, 2010

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholder's Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m)A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o)Independent auditor's report on internal accounting control
- ☐ (p) Schedule of segregation requirements and funds in segregation - customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Gramercy Financial Services LLC

Statement of Financial Condition
December 31, 2005

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Member of
Gramercy Financial Services LLC

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Gramercy Financial Services LLC (the "Company") at December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 27, 2006

Gramercy Financial Services LLC
Statement of Financial Condition
December 31, 2005

Assets		
Cash	$	251,508
Receivable from clearing broker		1,849,726
Due from affiliates		141,338
Securities owned, at market		1,113,734
Other assets		13,308
Total assets	$	3,369,614
Liabilities and Member's Capital		
Accounts payable and accrued expenses	$	219,131
Member's capital		3,150,483
Total liabilities and member's capital	$	3,369,614

The accompanying notes are an integral part of this statement of financial condition.

1. **Operations**

Gramercy Financial Services LLC (the "Company") is a limited liability company under the laws of the state of Delaware (United States of America). Gramercy Financial Group LLC (the "Member") holds 100% of the membership interests of the Company.

The Company is registered as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. The Company acts as a broker primarily for U.S. institutional customers dealing in emerging markets bonds and other fixed income instruments. During 2005, the Company acted primarily as a broker for affiliated entities dealing in fixed income instruments and as agent for affiliated entities entering into repurchase and reverse repurchase agreements. Additionally, the Company conducts a proprietary trading business in many of the same products.

2. **Significant Accounting Policies**

Basis of Presentation
The Company's records are maintained on the accrual basis of accounting and conform to accounting principles generally accepted in the United States of America.

Securities Transactions
Transactions in securities and related revenues and expenses are recorded on a trade date basis. Securities reflected in the statement of financial condition are carried at market value and the related unrealized gains and losses are recognized in trading profit in the statement of income. Securities owned consist of corporate and Brady bonds in the amount of $264,234 and $849,500, respectively.

Uses of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

3. **Cash**

At December 31, 2005 substantially all the Company's cash was held at one financial institution.

4. **Related Party Transactions**

Due from and Due to Affiliates
From time to time the Company advances funds to affiliates. At December 31, 2005, advances to affiliates totaled $141,338. Such advances are non-interest bearing and do not have set maturity dates.

Securities Purchased under Agreements to Resell
Securities purchased under agreements to resell represent short-term collateralized financing transactions with affiliates and are carried in the statement of financial condition at their contractual

amounts. It is the Company's policy to directly, or through a custodial agent, take possession of the securities purchased under agreements to resell.

In addition to the securities purchased under agreements to resell noted in the preceding paragraph in which the Company is a counterparty, the Company acts as agent in repurchase and reverse repurchase transactions with affiliated entities. No compensation is received by the Company for these services.

At December 31, 2005 there were no such positions.

Service Agreement
The Company has a service agreement with an affiliated entity under which the Company receives services including information, assistance and facilities.

Securities Transactions
During the year ended December 31, 2005 the Company acted as agent on securities transactions for various affiliated entities. The Company receives no compensation for such transactions.

The results of operations would have differed had the Company been a stand-alone entity.

5. Income Taxes

Federal and state income taxes have not been provided for in the accompanying financial statements as the Member and, in turn, its members are individually liable for their share of federal and state income tax liabilities.

6. Fair Value of Financial Instruments

Statement of Financial Accounting Standards No. 107, "Disclosure About Fair Value of Financial Instruments," requires the disclosure of the fair value of financial instruments, including assets and liabilities recognized on the Statement of Financial Condition. Management estimates that the fair value of the financial instruments recognized on the Statement of Financial Condition approximates their carrying value as such financial instruments are short-term in nature.

7. Financial Instruments with Off-Balance-Sheet Capital Risk and Concentration of Credit Risk

In the normal course of business, securities transactions of customers of the Company are introduced and cleared through a correspondent clearing broker. Pursuant to an agreement between the Company and its correspondent clearing broker, the correspondent clearing broker has the right to charge the Company for unsecured losses that result in the event that a customer or counterparty is unable to fulfill its contractual obligations. The Company has a policy of reviewing as considered necessary the credit standing of each counterparty and customer with which it conducts business.

As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2005, the Company has recorded no liability with regard to the right. During 2005, the Company did not pay any amounts related to these guarantees.

In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations.

In the normal course of business the Company may enter into other legal contracts that contain a variety of representations and warranties that provide general indemnification. The Company's maximum exposure under arrangements is unknown, as this would involve future claims that may be against the Company that have not yet occurred. However, based on the Company's experience, the Company does not expect these indemnifications will have a material adverse effect on the Company's financial position or results of operations.

8. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, as defined, equal to the greater of $100,000 or 6 2/3% of aggregate indebtedness, as defined. At December 31, 2005, the Company had net capital of approximately $2,708,782, which was approximately $2,608,782 in excess of its required net capital of $100,000. The ratio of aggregate indebtedness to net capital was 0.08 to 1.